EXHIBIT 12

Our earnings have always been sufficient to cover our fixed charges, which consist primarily of the interest we pay on the COs for which we are the primary obligor. The following table presents the ratio of our earnings to our fixed charges for the five years ended December 31, 2005.

Computation of Earnings to Fixed Charges

($ amounts in thousands)

	For the Year Ended December 31,
	2005	2004	2003	2002	2001
Income before assessments and cumulative effect of change in accounting principle (1)	$207,855	$178,044	$183,059	$109,838	$147,885

Fixed charges (2)
Interest expense on COs	$1,543,756	$1,011,317	$905,648	$1,006,092	$1,410,016
Interest expense on deposits and other	32,221	15,197	21,720	25,811	56,417

Fixed charges	1,575,977	1,026,514	927,368	1,031,903	1,466,433

Earnings, including fixed charges	$1,783,832	$1,204,558	$1,110,427	$1,141,741	$1,614,318

Ratio of earnings to fixed charges	1.13	1.17	1.20	1.11	1.10

(1)	Income before assessments is our equivalent of pre-tax income.
(2)	Our fixed charges include interest expense and premiums and discount amortization on CO Bonds, including net settlements on derivatives that hedge CO Bonds, and Discount Notes and interest expense on other liabilities including deposits, borrowings from other Federal Home Loan Banks, mandatorily redeemable capital stock, and other borrowings. We do not capitalize interest, and the impact of interest expense within our net rental costs is not significant.